SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             NUTRAMAX PRODUCTS, INC.
                             -----------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                   67061A 10 2
                                   -----------
                                 (CUSIP Number)

                             F. Douglas Raymond, III
                             Drinker Biddle & Reath
                       Philadelphia National Bank Building
                              1345 Chestnut Street
                             Philadelphia, PA 19107
                                 (215) 988-2700

                   ------------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                               September 18, 1996
                    ----------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


Check the following box if a fee is being paid with the statement / /.

                                  SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 67061A 10 2                                    Page 1 of 7 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |      Trust established by the late Bernard B. Rotko
      |      under an Agreement of Trust dated November 18, 1983.
      |      IRS No.:  23-6764067
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |                                                                (b) |_|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS*
      |
      |        Not Applicable
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(a) OR 2(b)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |       Commonwealth of Pennsylvania
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        -0-
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |        4,037,258
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |          -0-
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |        4,037,258
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     4,037,258
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES*
    |                                                                    |_|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |     47.34%
    |
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |      00
    |
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The statement on Schedule 13D relating to the ownership of Common Stock (as herein defined) of NutraMax Products, Inc. (the "Original Statement") dated September 26, 1990 and filed with the Securities and Exchange Commission by the Trust established by the late Bernard B. Rotko pursuant to an Agreement of Trust, dated November 18, 1983, is hereby amended and restated in its entirety as follows:

Item 1. Security and Issuer.

     This statement relates to the common stock, par value $.001 per share (the "Common Stock"), of NutraMax Products, Inc. (the "Issuer"). The Issuer is a Delaware corporation and has its principal executive offices located at 9 Blackburn Drive, Gloucester, Massachusetts 01930.

Item 2. Identity and Background.

     This statement is being filed by the Trust established under an Agreement of Trust ("Trust"), dated November 18, 1983, between the late Bernard B. Rotko and the then Trustees. The Trust was formed under the laws of the Commonwealth of Pennsylvania; and has no business except to hold assets contributed to it. Such assets consist, for the most part, of shares of the common stock and series A preferred stock of MEDIQ Incorporated ("MEDIQ"). The address of the Trust is:
John Iskrant c/o Schnader Harrison Segal & Lewis 1600 Market Street, Suite 3600, Philadelphia, PA 19103-4252.

     The names, business or residence addresses and present principal occupations of the current Trustees of the Trust is attached on Schedule I. Each Trustee that is a natural person is a United States citizen. During the last five years neither the Trust nor such persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The Trust owns 3,570,969 shares of common stock of MEDIQ and 3,570,969 shares of Series A Preferred Stock of MEDIQ. Based on MEDIQ's Quarterly Report on Form 10-Q for the period ended June 30, 1996, 18,417,965 shares of MEDIQ common stock and 6,311,501 shares of Series A Preferred were outstanding on August 9, 1996. The Trust's beneficial ownership of common stock represents approximately 19.4% of the shares of common stock and 57% of the shares of Preferred Stock of MEDIQ then outstanding.

Consequently, the shares of Common Stock of the Issuer owned by MEDIQ through its wholly-owned subsidiary, MEDIQ Investment Services, Inc., a Delaware corporation ("MIS") may be deemed to be beneficially owned by the Trust.

     On July 25, 1990, MEDIQ acquired 4,931,319 shares of the Issuer's Common Stock as a result of the merger of the Issuer and Aid-Pack, Inc., which was a wholly-owned subsidiary of MEDIQ. On May 1, 1991, MEDIQ returned 144,061 shares of Common Stock to the Issuer pursuant to certain conditions of such merger, resulting in MEDIQ's beneficial ownership being reduced to 4,787,258 shares. On July 31, 1991, MEDIQ transferred record ownership of its shares of Common Stock to MIS. In August, 1991, in connection with a public offering by the Issuer of its Common Stock, MIS sold 750,000 Shares in the public offering. As of the date hereof, MEDIQ has beneficial ownership and MIS has record ownership of 4,037,238 shares of Common Stock.

Item 4. Purpose of Transaction.

     The Trust has been advised that the shares of Common Stock owned by MIS were acquired for investment purposes.

     On July 30, 1993, MEDIQ issued its 7 1/2% Exchangeable Subordinated Debentures due 2003 (the "Subordinated Debentures") which are, by their terms, exchangeable into shares of Common Stock of the Issuer owned by MEDIQ at an exchange ratio initially equal to 65.3595 shares of Common Stock of the Issuer for each $1,000 principal amount of Subordinated Debentures exchanged. Of the 4,037,258 shares of Common Stock owned by Seller, 2,254,902 shares are currently held in escrow (the "Escrowed Shares") for possible exchange with the Subordinated Debentures pursuant to that certain Indenture dated as of July 30, 1993 between MEDIQ and First Union Bank, N.A. Pennsylvania (formerly First Fidelity Bank, N.A. Pennsylvania) (the "Indenture") and that certain Escrow Agreement dated July 30, 1993 among MEDIQ, MIS and First Union Bank, N.A., Pennsylvania (the "Escrow Agreement"). As of September 30, 1996 there was outstanding $34.5 million in principal amount of Subordinated Debentures.

     In January, 1995, MEDIQ announced that its board of directors had formed a special committee for the purpose of exploring alternative ways to maximize shareholder value. In March, 1995, MEDIQ announced that the special committee had authorized Lazard Freres & Co. LLC, MEDIQ's investment banker, to solicit offers for MEDIQ and, among other assets, MEDIQ's investment in the Issuer.

     In June, 1995, the Issuer reported that its board of directors had formed a special committee to explore strategic alternatives for the company. The special committee retained

Wasserstein Parella & Co. as financial advisors to seek opportunities for the Issuer to maximize shareholder value.

     In September, 1996, MEDIQ and MIS (together the "Seller") entered into a Stock Purchase Agreement dated as of September 18, 1996 with the Issuer (the "Stock Purchase Agreement"). Pursuant to the Stock Purchase Agreement, and subject to the conditions set forth therein (including the approval by stockholders of the Issuer, other than Seller, and the receipt by the Issuer of adequate financing), the Issuer has agreed to purchase from Seller all of the shares of the Issuer owned by Seller for a purchase price of $9.00 per share, or $36,335,322 in the aggregate.

     The purchase price for the Common Stock (other than the Escrowed Shares) will be paid by wire transfer on the Closing Date under the Stock Purchase Agreement and the certificates representing such shares will be transferred to the Issuer at the same time. Pursuant to the Stock Purchase Agreement, the Closing is to occur on December 31, 1996 or such other date mutually agreed upon by MEDIQ, MIS and the Issuer. Seller has agreed to deliver to the Issuer the Escrowed Shares as they are released from escrow under the Indenture and Escrow Agreement. The Issuer will pay for the Escrowed Shares by delivery of its promissory note (the "Note") in an original principal amount equal to the aggregate number of Escrowed Shares multiplied by $9.00, secured by a bank letter of credit satisfactory to MEDIQ, pursuant to which the Issuer will make prepayments in an amount equal to the purchase price for any of the Escrowed Shares so delivered in lots of no less than 50,000 shares.

     From and after the Closing Date, at any meeting of stockholders of the Issuer, however called, or in connection with a written consent of the Issuer's stockholders, Seller shall deliver to the Issuer an irrevocable proxy authorizing the Board of Directors of the Issuer to vote all of the Escrowed Shares in the same proportion as the votes of the holders of all the other shares of Common Stock of the Issuer at any such meeting or pursuant to any such consent, and the Issuer will be entitled to receive any and all dividends paid or payable with respect to the Escrowed Shares, other than dividends apportioned to the Escrowed Shares to which MEDIQ is not entitled pursuant to the terms of the Indenture; provided, however, that the obligations of Seller under the foregoing clause and the right of the Issuer to receive dividends pursuant to the foregoing clause shall terminate upon an event of default under the Note. The number of shares and the purchase price set forth in the Stock Purchase Agreement will be appropriately adjusted for any stock split, reverse stock split, stock dividend or any similar event occurring after the date of the Stock Purchase Agreement but prior to the consummation of the purchase and sale of the Common Stock. The foregoing summary of the Stock Purchase Agreement is qualified in its entirety by reference to the copy of the Stock Purchase Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, MIS is the record owner of 4,037,258 shares of Common Stock. Based upon the Issuer's Report on Form 10-Q for the fiscal quarter ended June 30, 1996, MIS's Common Stock holdings represent approximately 47.34% of the 8,519,952 shares of Common Stock then outstanding. As noted pursuant to Item 3 above, the Trust may be deemed to beneficially own the shares of Common Stock of the Issuer held by MIS.

(c) and (d)  The response to Item 4 is incorporated herein by reference.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer.

     The Stock Purchase Agreement is included as Exhibit 1 to this Schedule 13D and is incorporated herein by reference. See Item 4.

     In connection with the Subordinated Debentures, MEDIQ has entered into an Indenture and Escrow Agreement, each dated as of July 30, 1993 between MEDIQ and First Union Bank, N.A. Pennsylvania, which are included as Exhibits 2 and 3 to this Schedule 13D and are incorporated herein by reference, pursuant to which certain of the Subordinated Debentures are, by their terms, exchangeable into shares of stock of the Issuer owned by MEDIQ. See Item 4.

     In connection with a Credit Agreement among MEDIQ/PRN Life Support Services, Inc., MEDIQ, PRN Holdings, Inc., Banque Nationale de Paris, NationsBank, N.A. and certain other lenders, dated as of October 1, 1996, MEDIQ has pledged all of the shares of the Issuer owned by it, except the Escrowed Shares, to Banque Nationale de Paris for the benefit of the lenders pursuant to a Security Agreement dated as of October 1, 1996, which is included as Exhibit 4 to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

     1. Amended and Restated Stock Purchase Agreement dated as of November 20, 1996 among MEDIQ Incorporated, MEDIQ Investment Services, Inc. and NutraMax Products, Inc. is incorporated herein by reference to Exhibit 2(a) to Form 10-K filed by NutraMax Products, Inc. for the fiscal year ended September 28, 1996.

     2. Indenture dated as of July 30, 1993 between MEDIQ Incorporated and First Union Bank, N.A. Pennsylvania, which is incorporated herein by reference to Exhibit 4.1 to Registration Statement on Form S-2 No. 33-61724 originally filed April 28, 1993, as amended.

     3. Escrow Agreement dated July 30, 1993 among MEDIQ Incorporated, MEDIQ Investment Services, Inc. and First Union Bank, N.A., Pennsylvania is incorporated herein by reference to Exhibit 3 to the Schedule 13D filed by MEDIQ Incorporated with respect to the securities of NutraMax Products, Inc. on October 11, 1996.

     4. Security Agreement dated as of October 1, 1996 among MEDIQ/PRN Life Support Services, Inc., the Lender Parties party thereto, Banque Nationale de Paris, as Administrative Agent and as Initial Issuing Bank, and NationsBank, N.A., as Documentation Agent is incorporated herein by reference to Exhibit 4 to the
        Schedule 13D filed by MEDIQ Incorporated with respect to the securities of NutraMax Products, Inc. on October 11, 1996.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        /s/ John D. Iskrant
                                        -----------------------------------
                                        John D. Iskrant, Trustee, on behalf
                                        of the Trust, pursuant to the
                                        attached delegation of power.



Dated:  November 27, 1996

                                   SCHEDULE I

Name, Business or Residence                                                    Ownership of Shares of
Addresses*                               Principal Occupation                Common Stock of the Issuer
---------------------------              --------------------                --------------------------
Bessie G. Rotko                      Retired, former Director of MEDIQ                3,600

Michael J. Rotko, Esquire            Partner, Drinker Biddle & Reath, a                -0-
                                     law firm and a Director and
                                     Chairman of MEDIQ

Judith M. Shipon                     Homemaker                                       1,000**

John Iskrant                         Partner, Schnader Harrison Segal &                -0-
1600 Market Street                   Lewis
Suite 3600
Philadelphia, PA  19103-4252

PNC Bank, National Association
1600 Market Street
Philadelphia, PA  19103-4252

===============================================================================

* If not otherwise indicated, the business address of each person is One Mediq Plaza, Pennsauken, NJ 08110-1460.

** Shares are owned jointly by Mrs. Shipon and her spouse, Dr. Jacob A. Shipon, a director of MEDIQ.

                    TRUST u/a BERNARD B. ROTKO DTD. 11/18/83

                     RESIGNATION OF TRUSTEE, DESIGNATION AND
                   CONSENT TO DESIGNATION OF SUCCESSOR TRUSTEE
                   -------------------------------------------



     I, LIONEL FELZER, hereby resign as Trustee and designate JOHN D. ISKRANT as my successor.



                                             /s/ Lionel Felzer
                                           ------------------------------
                                                 Lionel Felzer

Dated:  November 15, 1995

Elkins Park, Pennsylvania



     We, BESSIE G. ROTKO, MICHAEL J. ROTKO and JUDITH M. SHIPON, being all of the other individual Trustees of this trust, hereby concur in such designation.


/s/ Agnus E. Yocci                          /s/ Bessie G. Rotko
--------------------------------            --------------------------------
         (Witness)                              Bessie G. Rotko



/s/ Marianne J. Haverland                   /s/ Michael J. Rotko
--------------------------------            --------------------------------
         (Witness)                              Michael J. Rotko



/s/ Jacob Shipon                            /s/ Judith R. Shipon
--------------------------------            --------------------------------
         (Witness)                              Judith R. Shipon

                    TRUST u/a BERNARD B. ROTKO DTD. 11/18/83

                 ACCEPTANCE OF DESIGNATION OF SUCCESSOR TRUSTEE
                 ----------------------------------------------



     I, JOHN D. ISKRANT, hereby accept my appointment as successor Trustee of the above trust.



Dated:  November 15, 1995                   /s/ John D. Iskrant
                                            -------------------
                                                John D. Iskrant

                     AGREEMENT OF TRUST OF BERNARD B. ROTKO
                             DATED NOVEMBER 18, 1983



                               -------------------
                               DELEGATION OF POWER
                               -------------------


     WHEREAS, Item FIFTH, Paragraph 12 of the captioned trust provides that the trustees, in their absolute discretion, may "[f]rom time to time ... delegate in writing to a co-fiduciary any discretionary or ministerial power, for such period of time as may be designated; provided, however, that no power may be delegated to a fiduciary otherwise specifically prohibited under the terms of this Agreement from exercising such power"; and

     WHEREAS, no provision in the captioned trust prohibits any of the trustees from delegating the power described below.

     NOW, THEREFORE, the undersigned, being all of the trustees of the captioned trust, hereby delegate to Lionel Felzer, co-trustee, the ministerial power to execute all Form 4 filings, all Form 13D filings, and any other related filings with the Securities and Exchange Commission concerning the captioned trust. This Delegation shall be effective until such time as any of the undersigned shall revoke the power in writing.

     IN WITNESS WHEREOF, the undersigned individual trustees have hereunto set their hands and seals, and the undersigned corporate trustee has caused this Delegation to be executed, in whole or in counterparts, all parties intending to be bound hereby as of the 14th day of June, 1989.



/s/ Bessie G. Rotko                 /s/ Judith R. Shipon
---------------------------        ------------------------------------
    Bessie G. Rotko                     Judith R. Shipon



/s/ Michael J. Rotko                PROVIDENT NATIONAL BANK
---------------------------
    Michael J. Rotko

                                    By:/s/ Robert N. Tropp, Jr.
                                    ------------------------------------
                                       Name:  Robert N. Tropp, Jr.
                                       Title: Vice President
/s/ Lionel Felzer
---------------------------
    Lionel Felzer